FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 12, 2015, announcing that Registrant and Intelsat have joined forces to provide MNOs with a comprehensive 2G/3G cellular infrastructure solution to better serve rural regions.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 12, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat Partners with Intelsat to Enable Rapid Deployment and
 High Quality 2G/3G Cellular Connectivity
to Underserved Regions of the World

Gilat’s CellEdge small-cell-over-satellite solution combined with
 Intelsat’s fully integrated, end-to-end satellite solutions deliver rural cellular connectivity to mobile network operators worldwide

Petah Tikva, Israel and Luxembourg, March 12, 2015 -- As demand for mobile connectivity increases in regions where there is an absence of terrestrial infrastructure, mobile network operators (MNOs) are looking to satellite communications to expand their subscriber base, comply with universal service obligations and most importantly, provide rural communities with the necessary connectivity to help their populations and economies thrive.

Today, Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, and Intelsat SA (NYSE: I), the world’s leading provider of satellite services, announced that they have joined forces to provide MNOs with a comprehensive 2G/3G cellular infrastructure solution to better serve rural regions.

Gilat’s CellEdge small-cell-over-satellite solution, combined with Intelsat’s global satellite coverage and IntelsatOne terrestrial infrastructure, means mobile network operators can now expand 2G/3G services quickly and profitably throughout their desired service territories.

An initial example of the collaboration between Gilat and Intelsat is RuralCom’s thousand-mile-long Alaska Highway and British Columbia Coast cellular network. Gilat’s CellEdge 3G network is leveraging Intelsat’s global satellite fleet through its Intelsat Horizons 1 satellite and its IntelsatOne terrestrial network.  Gilat’s CellEdge 3G network is optimizing space segment usage through a hub located at an Intelsat teleport. Joining forces, the two companies are enabling RuralCom to quickly expand its network and extend its subscriber base at a significantly reduced capital expenditure base level.

“There are vast stretches of the Alaska Highway and BC Coast which have no existing wireless service. We believe that providing such coverage greatly benefits the public safety and brings significant protection to life and property.” claimed Bob Hillman, President and CEO of RuralCom. “We searched for the most advanced technology and equipment and chose the Gilat-Intelsat solution for their innovative cost-effective offering coupled with their vast rural expertise in deploying under harsh environmental conditions."

"At Intelsat, our mission has always been to provide satellite solutions that can deliver broadband connectivity to any location,” stated Stephen Spengler, Deputy Chief Executive Officer of Intelsat. “The innovation and collaboration occurring throughout the satellite ecosystem, such as the optimization of Gilat’s platforms on the Intelsat EpicNG infrastructure, result in attractive and efficient solutions for MNOs that connect their subscribers and support profitable growth for their businesses.  Our collaboration with Gilat provides MNOs with a seamless and cost efficient way to deploy and expand their wireless networks, and the opportunity to transition over time to the higher performance of Intelsat EpicNG as it begins entering service in 2016."

“Teaming up with Intelsat brings tremendous value to our joint customers," expanded Erez Antebi, Gilat's CEO. "Intelsat’s vast global array of fully integrated, end-to-end satellite solutions, together with our innovative all-inclusive solution, allows operators to extend their cellular coverage to virtually anywhere in the world within two to three months.”

About RuralCom
Founded in 2005, Vancouver-based RuralCom Corporation is an accredited cellular carrier with licenses to operate along the length of the Alaska Highway and the BC North Coast. The company is focused on expanding cellular telephone service to unserved or underserved rural areas across Canada.

About Intelsat
Intelsat SA (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions. Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

Gilat is a company under the control of the FIMI Private Equity Funds.

For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com

Intelsat S.A
Michele Loguidice, Director of Investor Relations & Corporate Communications
703.559.7372
Michele.loguidice@intelsat.com